SEC FILE NUMBER 001-33091

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 29, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GateHouse Media, Inc.

(Full Name of Registrant)

350 WillowBrook Office Park

(Address of Principal Executive Office (Street and Number))

Fairport, NY 14450

(City, State and Zip Code)

PART II — RULES 12-b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GateHouse Media, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended September 29, 2013 (the “Form 10-Q”). On September 27, 2013, the Company and certain of its subsidiaries (collectively, the “Debtors”) commenced a voluntary joint, prepackaged plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the “Plan”) in the cases captioned In re: GateHouse Media, Inc., et al., Case No. 13-12503 (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Bankruptcy Court confirmed the Plan on November 6, 2013.

The Company has been required to devote a substantial portion of its personnel and administrative resources, including the personnel of its accounting and financial reporting organization, to matters relating to the Chapter 11 Cases. This has resulted in a delay in the Company’s completion of its Form 10-Q.

The Company expects to file its Form 10-Q with the Securities and Exchange Commission within the period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Melinda A. Janik	585	598-0030
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GateHouse Media, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2013	GateHouse Media Group, Inc.

	By:	/s/ Melinda A. Janik
Melinda A. Janik
Senior Vice President and Chief Financial Officer

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